Exhibit 4.1

EXECUTION COPY

AGREEMENT

BETWEEN

JOHNSON CONTROLS, INC.

AND

GRUPO IMSA, S.A. DE C.V.

JULY 19 , 2004

AGREEMENT

THIS AGREEMENT is made this 19th day of July, 2004 between JOHNSON CONTROLS, INC., a Wisconsin corporation (“JCI”), and GRUPO IMSA S.A. de C.V., a Mexican corporation (“IMSA”);

BACKGROUND

A.	JCI and IMSA are parties to an equity joint venture (the “Joint Venture”) engaged in the business of (i) manufacturing, selling and distributing lead acid batteries in North, Central and South America; (ii) manufacturing, selling and distributing automotive, fuel and air filters in Mexico and certain Central American countries; and (iii) operating a lead smelter in Mexico (the “Business”). The Joint Venture operates through companies in the United States, Mexico, Brazil, Argentina and Venezuela which are owned by JCI and IMSA or their respective affiliated companies. For purposes hereof, unless otherwise stated, the term “JCI” will include Johnson Controls, Inc. and its wholly owned subsidiaries and the term “IMSA” will include Grupo IMSA, S.A. de C.V. and its wholly owned subsidiaries.

B.	In the United States, the Joint Venture operates through a Delaware limited liability company known as GES Battery Systems, LLC (“GES Battery”). In Mexico and Central America, the Joint Venture operates through a Delaware limited liability company known as GES Mexico, LLC (“GES Mexico”). In South America, the Joint Venture operates through a Delaware limited liability company known as ABC Battery Company, LLC (“ABC”). For purposes hereof, GES Battery, GES Mexico and ABC and their respective subsidiaries shall be individually referred to as a “Joint Venture Company” and collectively as the “Joint Venture Companies.”

C.	Since their formation in November, 1998, the Joint Venture Companies have been jointly managed by IMSA and JCI.

D.	As of the Closing, (i) all of IMSA’s interest in GES Battery will be held by Advantage Battery Corporation, Inc. and (ii) all of IMSA’s interest in the other Joint Venture Companies will be held by Equan LLC, a Delaware limited liability company (“Equan”).

E.	IMSA desires to exit the Business pursuant to the terms and conditions of this Agreement.

Capitalized terms used but not defined in the context of the Section in which such terms first appear shall have the respective meanings set forth in Section 13.13.

NOW, THEREFORE, the Parties agree as follows:

1.	TRANSFER OF LLC INTERESTS.

1.1.	Purchase and Sale of LLC Interests. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, IMSA shall sell and deliver to JCI, and JCI shall purchase and acquire from IMSA, (i) all of its membership interest in Equan and (ii) all of its membership interest in GES Battery (collectively the “LLC Interests”).

1.2.	Designees of JCI. JCI may, upon notice to IMSA, assign its rights and obligations, in whole or in part, under this Agreement to one or more of its wholly-owned Affiliates for the purpose of carrying out the transactions contemplated hereby; provided, however, that JCI shall be and remain jointly and severally liable to IMSA for all obligations of JCI and any such designee under this Agreement and the other documents and instruments to be executed and delivered by JCI or any such designee pursuant hereto.

1.3.	Designees of IMSA. IMSA may, upon notice to JCI, assign its rights and obligations, in whole or in part, under this Agreement to one or more of its wholly-owned Affiliates for the purpose of carrying out the transactions contemplated hereby; provided, however, that IMSA shall be and remain jointly and severally liable to JCI for all obligations of IMSA and any such designee under this Agreement and the other documents and instruments to be executed and delivered by IMSA or any such designee pursuant hereto.

2.	PURCHASE PRICE

2.1.	Purchase Price. The aggregate purchase price (the “Purchase Price”) for the LLC Interests shall be an amount equal to (i) Five Hundred Ten Million Six Hundred Ninety Thousand U.S. Dollars ($510,690,000), minus (ii) Proportionate Debt; plus (iii) Proportionate Cash; plus (iv) Extraordinary Investments all as determined in accordance with Section 2.2 below as of the last day of the month immediately preceding the Closing.

2.2.	Purchase Price Schedule. For purposes of Section 2.1, within the first eight (8) days of each month, the Parties shall prepare and sign a Schedule (the “Purchase Price Schedule”) in the form attached hereto as Schedule 2.2(a) reflecting the applicable Proportionate Debt, Proportionate Cash and Extraordinary Investments as of the end of the preceding month based on the financial information provided to the Parties by the management of each of the Joint Venture Companies consistent with past practices. Schedule 2.2(b) attached hereto is the Purchase Price Schedule as of June 30, 2004.

3.	REPRESENTATIONS AND WARRANTIES OF IMSA

IMSA makes the following representations and warranties to JCI, each of which is true and correct on the date hereof and shall survive the consummation of the transactions contemplated hereby.

3.1.	Corporate. IMSA is a corporation with full power, legal right and authority to execute and deliver this Agreement and to carry out the transactions contemplated hereby. IMSA has, and at the Closing JCI will receive, good and marketable title to the LLC Interests, free and clear of all Liens. The execution and delivery of this Agreement and the other documents and instruments to be executed and delivered by IMSA pursuant hereto and the consummation of the transactions contemplated hereby and thereby have been duly authorized by IMSA. No other or further act or proceeding on the part of IMSA is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by IMSA pursuant hereto or the consummation of the transactions contemplated hereby and thereby. This Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by IMSA pursuant hereto will constitute, valid and binding agreements of IMSA enforceable in accordance with their respective terms.

3.2.	LLC Interests. Upon the consummation of the sale of the LLC Interests by IMSA to JCI as described in this Agreement, IMSA will not hold any direct or indirect interest in any of the Joint Venture Companies.

3.3.	Board Approval. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized, approved, and ratified by IMSA’s board of directors.

3.4.	No Violation. Neither the execution and delivery of this Agreement or the other documents and instruments to be executed and delivered by IMSA pursuant hereto nor the consummation by IMSA of the transactions contemplated hereby and thereby (a) will violate any applicable law or regulation or any order of any court or (b) except for applicable requirements of the antitrust laws of the United States, Mexico and Brazil, will require any authorization, consent, approval, exemption or other action by or notice to any Governmental Entity.

3.5.	Disclosures. The information contained in the Disclosure Schedule attached hereto as Schedule 3.5(a) (the “Disclosure Schedule”) represents true and complete responses to JCI’s Due Diligence Request delivered to IMSA and attached hereto as Schedule 3.5(b). Other than the information in the Disclosure Schedule and any contained in this Agreement or any other Schedule or Exhibit attached hereto, to the Knowledge of IMSA there are no other facts or circumstances regarding the Joint Venture Companies that are reasonably likely to have a material negative impact on any Joint Venture Company’s revenue or profitability.

4.	REPRESENTATIONS AND WARRANTIES OF JCI

JCI makes the following representations and warranties to the Joint Venture Companies and IMSA, each of which is true and correct on the date hereof and shall survive the consummation of the transactions contemplated hereby.

4.1.	Corporate. JCI is a corporation with full power, legal right and authority to execute and deliver this Agreement and to carry out the transactions contemplated hereby. The execution and delivery of this Agreement and the other documents and instruments to be executed and delivered by JCI pursuant hereto and the consummation of the transactions contemplated hereby and thereby have been duly authorized by JCI. No other or further act or proceeding on the part of JCI is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by JCI pursuant hereto or the consummation of the transactions contemplated hereby and thereby. This Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by JCI pursuant hereto will constitute, valid and binding agreements of JCI enforceable in accordance with their respective terms.

4.2.	No Violation. Neither the execution and delivery of this Agreement or the other documents and instruments to be executed and delivered by JCI pursuant hereto nor the consummation by JCI of the transactions contemplated hereby and thereby (a) will violate any applicable law or regulation or any order of any court or (b) except for applicable requirements of the antitrust laws of the United States, Mexico and Brazil, will require any authorization, consent, approval, exemption or other action by or notice to any Governmental Entity.

4.3.	Board Approval. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized, approved, and ratified by JCI’s board of directors.

5.	COVENANTS PRIOR TO THE CLOSING

5.1.	Certain Filings. To the extent such filings have not been made prior to the date hereof, each Party shall make or cause to be made, in cooperation with the other Parties and to the extent applicable and as promptly as practicable, (a) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby (which filing shall be made in any event within five (5) business days following the date hereof); (b) filing of a notice of concentration (notificacion de concentracion) before Mexico’s Comision Federal de Competencia (“CFC”) and (c) all other necessary filings with other Governmental Entities relating to the transactions contemplated hereby; provided, however, that JCI and IMSA shall each pay their respective filing fees in connection therewith. Each Party shall use its best efforts to respond to any requests for additional information made by the Federal Trade Commission, the United States Department of Justice or any other Governmental Entities as soon as practicable following such request, to take all actions necessary to obtain any required approvals of the Federal Trade Commission, the United States Department of Justice or any other Governmental Entities, to cause any applicable waiting periods under the HSR Act to terminate or expire at the earliest possible date and to resist in good faith, at their respective cost and expense (including the institution or defense of legal proceedings), any assertion that the transactions contemplated hereby constitute a violation of the antitrust Laws, all to the end of expediting consummation of the transactions contemplated hereby. JCI shall consult with IMSA, and IMSA shall consult with JCI, prior to any meetings, by telephone or in person, with the staff of the Federal Trade Commission, the United States Department of Justice, the CFC or any other Governmental Entities regarding the transactions contemplated hereby, and each Party shall have the right to have a representative present at any such meeting.

5.2.	Notification. Prior to the Closing, JCI shall promptly notify IMSA (after JCI has notice thereof), and keep IMSA advised, as to any Litigation pending and known to JCI or, to its actual knowledge, threatened against JCI that challenges the transactions contemplated hereby. In addition, prior to the Closing, IMSA shall promptly notify JCI (after IMSA has notice thereof), and keep JCI advised, as to any material adverse change in the conduct, financial condition, assets, Liabilities, or operations of the Joint Venture Companies.

6.	ADDITIONAL COVENANTS

6.1.	Transition Services. On or prior to Closing, IMSA and JCI shall enter into a Transition Services Agreement in form and substance mutually agreeable to the parties pursuant to which IMSA would continue to supply to Enertec Mexico, S. de R.L. de C.V. certain administrative services as described in Schedule 6.1 during the six (6) month period following Closing.

6.2.	Non-competition. Subject to the Closing, and as an inducement to JCI to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and to preserve the goodwill associated with the Business, IMSA agrees that, for a period of five (5) years after the Closing Date, IMSA will not, directly or indirectly:

(a)	engage in, continue in or carry on any business that competes in any aspect of the Business, including owning or controlling any financial interest in any Competitor;

(b)	consult with, advise or assist in any way, whether or not for consideration, any Competitor in any aspect of the Business, including advertising or otherwise endorsing the products or services of any such Competitor, soliciting customers or otherwise serving as an intermediary for any such Competitor or loaning money or rendering any other form of financial assistance to any such Competitor;

(c)	or engage in any practice the purpose of which is to evade the provisions of this covenant not to compete;

provided, however, that the foregoing shall not prohibit (i) the ownership of not more than five percent (5%) of the securities of any corporation or other entity that is listed on a national securities exchange or traded in a national over-the-counter market; or (ii) the acquisition by IMSA of a company with less than 10% of its revenues derived from the manufacture or sale of lead acid batteries so long as IMSA offers such battery business for sale to JCI at an appraised fair market value purchase price. The geographic scope of this covenant not to compete shall extend throughout North and South America. JCI may sell, assign or otherwise transfer this covenant not to compete, in whole or in part, to any person or entity that purchases all or any portion of the Business. Recognizing the specialized nature of the Business, IMSA acknowledges and agrees that the duration, geographic scope and activity restrictions of this covenant not to compete are reasonable.

6.3.	Solicitation of Employees. IMSA agrees that, for a period of twenty four (24) months after the Closing Date, IMSA will not, directly or indirectly, solicit, induce or otherwise offer employment or engagement as an independent contractor to, or engage in discussions regarding employment or engagement as an independent contractor with, any person (other than those listed in Schedule 6.3 who at the time of Closing is an employee, of the Joint Venture Companies, or assist any third party with respect to any of the foregoing, unless such person has been terminated from his or her employment or other relationship with JCI and each of its Affiliates (including the Joint Venture Companies).

6.4.	Termination of Joint Venture. Upon the consummation of the transactions contemplated hereby, the Joint Venture Agreements will be terminated and will be of no further force and effect.

6.5.	Further Assurances. From time to time after the date of this Agreement, upon request of any Party and without further consideration, each Party shall execute and deliver to the requesting Party such documents and take such action as may be reasonably requested by the requesting Party to consummate more effectively the intent and purpose of the Parties under this Agreement and the transactions contemplated by this Agreement.

6.6.	Enertec Mexico Credit Agreement. The Parties acknowledge and agree that the consummation of the transactions contemplated hereby and thereby may constitute an Event of Default under Section 6.01 of the Second Amended and Restated Credit and Security Agreement dated as of March 15, 2004 entered by Enertec Mexico, S. de R.L. de C.V. (“Enertec Mexico”) with various lenders (the “Credit Agreement”), thus, JCI and IMSA shall cooperate with Enertec Mexico to obtain a waiver under the Credit Agreement prior to Closing. Accordingly, prior to Closing, JCI shall obtain full release of any and all of the IMSA guarantees under the Credit Agreement.

6.7.	Purchase of Profit Participation Notes. At the Closing, JCI shall purchase from IMSA and IMSA shall sell to JCI, all of IMSA’s right, title and interest in and to the IMSA PPNs in exchange for payment by JCI of Twenty Seven Million One Hundred Twenty Four Thousand Four Hundred Eighty Two U.S. Dollars ($27,142,482) (the “IMSA PPNs”).

6.8.	Repayment of ABC Loan. At the Closing, JCI shall cause ABC to pay IMSA the amount of Ten Million Four Hundred Thirty Thousand Five Hundred U.S. Dollars ($10,430,500) in full payment of the indebtedness owed to IMSA by ABC under that certain Loan Agreement dated December 18, 2001 (the “ABC Loan”).

6.9.	Services Agreement. Effective as of the Closing, the Enertec Mexico Services Agreement dated November 30, 1998, as amended (the “Enertec Services Agreement”) shall be terminated. Any amounts owed to IMSA under the Enertec Services Agreement at such time shall be paid in full at the Closing.

6.10.	San Francisco Real Estate. At the Closing, Enertec Mexico will transfer to IMSA or its designee all of Enertec Mexico’s right, title and interest in and to the San Francisco Real Estate described on attached Schedule 6.10. The sole consideration for such transfer will be IMSA’s full indemnification of Enertec Mexico and JCI for any costs or liabilities associated with such real estate.

6.11.	Escobar Real Estate. At the Closing, Enertec Argentina, S.R.L.’s will transfer to IMSA or its designee all of Enertec Argentina, S.R.L.’s right, title and interest in and to the Escobar Real Estate. In consideration for such transfer and payment of Three Hundred Thousand US Dollars ($300,000) IMSA shall fully indemnify Enertec Argentina, S.R.L. and JCI for any costs or liabilities associated with such real estate.

7.	CONDITIONS PRECEDENT TO JCI’S OBLIGATIONS

Each and every obligation of JCI to be performed on or after the Closing Date under this Agreement is subject to the satisfaction (or written waiver by JCI) prior to or at the Closing of each of the following conditions:

7.1.	Representations and Warranties True on the Closing Date. Except for any changes permitted by the terms of this Agreement or consented to in writing by JCI, each of the representations and warranties made by IMSA in this Agreement shall be true and correct in all respects when made and shall be true and correct in all respects at and as of the Closing Date as though such representations, warranties and statements were made or given on and as of the Closing Date.

7.2.	Compliance With Agreement. IMSA shall have in all material respects performed and complied with all of its agreements and obligations under this Agreement that are to be performed or complied with by IMSA prior to or on the Closing Date, including the delivery of the documents described in Section 10.2.

7.3.	Absence of Litigation. No Litigation shall have been commenced or threatened, against JCI or IMSA or any of their respective Affiliates with respect to the transactions contemplated hereby.

7.4.	Consents and Approvals. All approvals, consents and waivers that are required to effect the transactions contemplated hereby shall have been received, and executed counterparts thereof shall have been delivered to JCI, not less than two (2) business days prior to the Closing.

7.5.	Antitrust Laws. All applicable waiting periods under the US and Mexico antitrust laws or regulations shall have expired or terminated and all other actions by or in respect of, or filings with, any of the US and Mexico Governmental Entities under such laws, required to permit the consummation of the transactions contemplated hereby shall have been taken, made or obtained and no Government Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order that is in effect and enjoins or otherwise prohibits consummation of the transactions contemplated hereby.

8.	CONDITIONS PRECEDENT TO IMSA’S OBLIGATIONS

Each and every obligation of IMSA to be performed on or after the Closing Date under this Agreement is subject to the satisfaction (or written waiver by IMSA) prior to or at the Closing of each of the following conditions:

8.1.	Representations and Warranties True on the Closing Date. Except for any changes permitted by the terms of this Agreement or consented to in writing by IMSA, each of the representations and warranties made by JCI in this Agreement shall be true and correct in all respects when made and shall be true and correct in all respects at and as of the Closing Date as though such representations, warranties and statements were made or given on and as of the Closing Date.

8.2.	Compliance With Agreement. JCI shall have in all material respects performed and complied with all of its agreements and obligations under this Agreement that are to be performed or complied with by JCI prior to or on the Closing Date, including the delivery of the documents described in Section 10.3 .

8.3.	Absence of Litigation. No Litigation shall have been commenced or threatened, and no investigation by any Governmental Entity shall have been commenced, against JCI or IMSA or any of their respective Affiliates with respect to the transactions contemplated hereby.

8.4	Consents and Approvals. All approvals, consents and waivers that are required to effect the transactions contemplated hereby shall have been received, and executed counterparts thereof shall have been delivered to IMSA, not less than two (2) business days prior to the Closing.

8.5	Antitrust Laws. All applicable waiting periods under the US and Mexico antitrust laws or regulations shall have expired or terminated and all other actions by or in respect of, or filings with, any US and Mexico Governmental Entities under such laws, required to permit the consummation of the transactions contemplated hereby shall have been taken, made or obtained and no Government Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order that is in effect and enjoins or otherwise prohibits consummation of the transactions contemplated hereby.

9.	INDEMNIFICATION

9.1.	By IMSA. Upon the terms and subject to the conditions set forth in this Article 9, IMSA shall indemnify, defend and hold harmless JCI and its Affiliates (including the Joint Venture Companies), and their respective shareholders, directors, officers, employees, agents and other representatives (collectively, the “JCI Indemnified Parties”), from and against all Claims asserted against, resulting to, imposed upon or incurred by any JCI Indemnified Party, directly or indirectly, by reason of, arising out of or resulting from (i) any material inaccuracy or material breach of any representation or warranty or covenant of IMSA contained in this Agreement; and (ii) Tamyr, S.A. vs. Enertec Argentina, S.A. Et al. Case No. 44692/04 filed with the Department of Justice in San Isidro, Buenos Aires, Argentina or the facts and circumstances giving rise thereto (“Tamyr Litigation”).

9.2.	By JCI. Upon the terms and subject to the conditions set forth in this Article 9, JCI shall indemnify, defend and hold harmless IMSA and its Affiliates, and their respective shareholders, directors, officers, employees, agents and other representatives (collectively, the “IMSA Indemnified Parties”), from and against all Claims asserted against, resulting to, imposed upon or incurred by any IMSA Indemnified Party, directly or indirectly, by reason of or resulting from (a) any material inaccuracy or material breach of any representation or warranty of JCI contained in this Agreement; (b) any material breach of any covenant of JCI contained in this Agreement; and (c) any export or import activities of Enteia, S.A. (formerly known as Enertec Argentina, S.A.) during the period of time when Enteia, S.A. was a Joint Venture Company.

9.3.	Indemnification of IMSA Directors. JCI hereby agrees to release, indemnify, defend and hold harmless the IMSA Directors (listed in Schedule 9.3) from, against and in respect of any Liability and any and all Claims that may arise from any action of an IMSA Director taken with respect to the Joint Venture Companies, its subsidiaries and Affiliates during the term of the Joint Venture; provided, however that such actions taken by the IMSA Directors were taken in the ordinary course of business and consistent with past practices and did not involve criminal or fraudulent acts or behavior.

9.4.	Indemnification Procedure. In the event that either Party, becomes aware of facts giving rise to indemnification obligations under Sections 9.1, 9.2 or 9.3 (an “Indemnification Claim”):

(a)	Notice and Defense. The Party or Parties seeking to be indemnified (collectively, the “Indemnified Party”) shall give the Party or Parties from whom indemnification is sought (collectively, the “Indemnifying Party”) written notice delivered within thirty (30) calendar days (but in no event later than 10 business days prior to the date a response is due) after the receipt of service or other notice of the commencement of any suit, action or arbitration proceeding of the Indemnification Claim setting forth specifically the obligation with respect to which the Indemnification Claim is made, the facts giving rise to and the alleged basis of such Indemnification Claim and, if known or reasonably ascertainable, the amount of the liability asserted or which may be asserted by reason hereof. In the event of the assertion of an Indemnification Claim against the Indemnifying Party which may give rise to a right of indemnity, the Indemnified Party shall allow the Indemnifying Party to, and the Indemnifying Party shall, at its expense, defend against, compromise or settle such Indemnification Claim with counsel of the Indemnifying Party’s selection and which shall be reasonably accepted by the Indemnified Party. As a condition precedent of the Indemnifying Party’s obligation under this Article 9, the Indemnified Party shall make available to the Indemnifying Party or its representatives any required power of attorney, all records and other materials required by them and in the possession or under the control of the Indemnified Party and access to such employees, as the Indemnifying Party may reasonably request, for the use of the Indemnifying Party and its representatives in defending the Indemnification Claim, and shall in other respects give reasonable cooperation in such defense. So long as the Indemnifying Party is defending the Indemnification Claim actively and in good faith, the Indemnified Party shall not settle the Indemnification Claim.

(b)	Failure to Defend. If the Indemnifying Party, within a reasonable time after notice of the Indemnification Claim, fails to defend the Indemnification Claim actively and in good faith, then the Indemnified Party shall (upon further notice) have the right to undertake the defense, compromise or settlement of the Indemnification Claim or consent to the entry of a judgment with respect to the Indemnification Claim, on behalf of and for the account and risk of the Indemnifying Party, and the Indemnifying Party shall thereafter have no right to challenge the Indemnified Party’s defense, compromise, settlement or consent to judgment.

(c)	Indemnified Party’s Rights. Notwithstanding anything to the contrary in this Article 9, (i) if there is a reasonable probability that the Indemnification Claim may materially and adversely affect the Indemnified Party other than as a result of money damages or other money payments, then the Indemnified Party shall have the right to defend, compromise or settle the Indemnification Claim or consent to the entry of judgment with respect to the Indemnification Claim and (ii) the Indemnifying Party shall not, without the written prior consent of the Indemnified Party, settle or compromise the Indemnification Claim, or consent to the entry of judgment with respect to the Indemnification Claim, that does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party of a release from all Liability in respect of the Indemnification Claim.

9.5.	Payment. The Indemnifying Party shall promptly pay the Indemnified Party any amount due under this Article 9. Upon judgment, determination, settlement or compromise of any Indemnification Claim, the Indemnifying Party shall pay promptly on behalf of the Indemnified Party, and/or to the Indemnified Party in reimbursement of any amount theretofore required to be paid by it, the amount so determined by judgment, determination, settlement or compromise and all other Claims of the Indemnified Party with respect thereto, unless in the case of a judgment an appeal is made from the judgment. If the Indemnifying Party desires to appeal from an adverse judgment, then, if required by applicable Law, the Indemnifying Party shall post and pay the cost of the security or bond to stay execution of the judgment pending appeal. Upon the payment in full by the Indemnifying Party of such amounts, the Indemnifying Party shall succeed to the rights of such Indemnified Party, to the extent not waived in settlement, against the person or entity that made the Indemnification Claim.

9.6.	Limitations on Indemnification. No claim or action shall be brought under this Article 9 for breach of a representation or warranty after the lapse of two years after the Closing Date. Regardless of the foregoing, however, or any other provision of this Agreement:

(a)	Any claim or action brought for breach of any representation or warranty regarding environmental matters may be brought at any time until the fifth anniversary of the Closing Date.

(b)	Any claim or action made by a Party by delivering notice to the other party requesting resolution of a Dispute relating to a breach of a representation or warranty under Article 3 or 4 prior to the termination of the survival period for such claim or action shall be preserved despite the subsequent termination of such survival period.

(c)	There shall be no time limitation for any Claims arising out of the Tamyr Litigation.

Notwithstanding the above, no Indemnification Claim (except for Claims relating to the Tamyr Litigation) shall be brought unless such amount exceeds One Hundred Thousand US Dollars ($100,000).

10	CLOSING

10.1.	Closing Date; Location.

The consummation of the transactions contemplated hereby (the “Closing”) shall take place at the offices of IMSA at 10:00 A.M., local time, on the tenth calendar day of the month following receipt of approval of both the Mexican and the United States antitrust authorities or the termination of the last applicable review period, provided however that if such approvals are received or such termination occurs within the first eight days of a month, the Closing shall take place on the tenth day of the same month and the transactions shall be effective as if completed the last minute 11:59 P.M. of the month with respect to which the Purchase Price Schedule was calculated.

10.2.	IMSA Closing Deliveries. At the Closing, IMSA shall deliver to JCI the following documents, in each case duly executed or otherwise in proper form:

(a)	Compliance Certificate. A certificate signed by an officer of IMSA reasonably acceptable to JCI, in form and substance reasonably satisfactory to JCI, certifying, representing and warranting that (i) the conditions set forth in Article 7 have been satisfied (except to the extent waived in writing by JCI) and (ii) except for any changes permitted by the terms of this Agreement or consented to in writing by JCI, each of the representations and warranties made by IMSA in this Agreement, and each of the statements contained in the Disclosure Schedule or in any instrument, list, certificate or writing delivered by or on behalf of IMSA pursuant hereto, was true and correct when made and is true and correct at and as of the Closing Date.

(b)	Board Approval. A certificate issued by the secretary of IMSA certifying that the Board of Directors of IMSA, have duly authorized and approved the consummation of the transactions contemplated hereby.

(c)	Resignations. The resignations of any of the representatives of IMSA as directors and/or officers, as the case may be, of any of the Joint Venture Companies and its subsidiaries, effective as of the Closing Date, in form and substance reasonably satisfactory to JCI, duly executed by such persons.

(d)	Minute Books and Stock Records. The original minute books, stock records and similar organizational documents of any of the Joint Venture Companies and its subsidiaries that are in the possession of IMSA.

(e)	Profit Participation Notes. The original IMSA PPNs endorsed to JCI.

(f)	ABC Loan. All original promissory notes reflecting the ABC Loan marked paid in full or such other documentation satisfactory to JCI indicating that the ABC Loan has been paid in full.

(g)	Other Documents. All other documents, instruments or writings required to be delivered to JCI at or prior to the Closing pursuant to this Agreement or otherwise necessary to effect the intent hereof and such other certificates of authority and documents as JCI may reasonably request.

10.3.	JCI Closing Deliveries. At the Closing, JCI shall deliver the purchase price as provided in Article 2, and the following documents, in each case duly executed or otherwise in proper form:

(a)	Compliance Certificate. A certificate signed by an officer of JCI reasonably acceptable to IMSA, in form and substance reasonably satisfactory to IMSA, certifying, representing and warranting that (i) the conditions set forth in Article 8 have been satisfied (except to the extent waived in writing by IMSA) and (ii) except for any changes permitted by the terms of this Agreement or consented to in writing by IMSA, each of the representations and warranties made by JCI in this Agreement, and each of the statements contained in any instrument, list, certificate or writing delivered by or on behalf of JCI pursuant hereto was true and correct when made and is true and correct at and as of the Closing Date.

(b)	Incumbency Certificate. Incumbency certificates relating to each person executing any document executed and delivered to IMSA pursuant to the terms hereof, in form and substance reasonably satisfactory to IMSA.

(c)	Board Approval. A certificate issued by the secretary of JCI certifying that the Board of Directors of JCI, have duly authorized and approved the consummation of the transactions contemplated hereby.

(d)	Credit Agreement. A copy of the waiver obtained by the lenders under the Credit Agreement and documentary evidence that a full release of any and all of the IMSA guarantees under the Credit Agreement has been granted.

(e)	Profit Participation Notes. The consideration to be paid for the IMSA PPNs under Section 6.7, above.

(f)	ABC Loan. Payment of the principal and interest due under the ABC Loan as provided in Section 6.8, above.

(g)	Enertec Mexico Services Agreement. Payment of the amounts due to IMSA as of the Closing Date under the Enertec Services Agreement as provided in Section 6.9, above.

(h)	Escobar Plant. Payment in the amount of Three Hundred Thousand US Dollars ($300,000) pursuant to Section 6.11.

(i)	Other Documents. All other documents, instruments or writings required to be delivered to IMSA at or prior to the Closing pursuant to this Agreement or otherwise necessary to effect the intent hereof and such other certificates of authority and documents as IMSA may reasonably request.

10.4.	Other Documents to be Executed at the Closing. In addition to the items to be delivered under Section 10.2 and 10.3, above, the following documents shall be signed by the Parties at the Closing:

(a)	Equan Transfer Agreement. An Agreement in the form attached hereto as Schedule 10.4(a) will be executed by the appropriate parties effectuating the transfer of the Equan LLC Interests to JCI.

(b)	GES Battery Transfer Agreement. An Agreement in the form attached hereto as Schedule 10.4(b) will be executed by the appropriate parties effectuating the transfer of the GES Battery LLC Interests to JCI.

(c)	San Francisco Real Estate. Such documents as may be necessary to complete the transfer of the San Francisco Real Estate to IMSA as provided in Section 6.10.

(d)	Escobar Real Estate. Such documents as may be necessary, in accordance with applicable Laws, to complete the transfer of the Escobar Real Estate to IMSA as provided in Section 6.11.

(e)	Transition Services Agreement. The Parties will execute the Transition Services Agreement in accordance with Section 6.9, above.

11.	TERMINATION

11.1.	Termination Without Breach. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, without any further Liability of any Party at any time prior to the Closing:

(a)	by mutual written agreement of JCI and IMSA; or

(b)	by either JCI or IMSA in the event the Closing shall not have occurred on or before December 31, 2004, or such other date as JCI and IMSA shall agree upon in writing, provided that such date shall be extended for a period not to exceed sixty (60) calendar days to the extent necessary to obtain required approvals of Governmental Entities under the HSR Act or Mexican antitrust Laws to resolve any commenced or threatened litigation, to substantially comply with any request for additional information made by a Governmental Entity to dissolve or have set aside any Order that is in effect enjoining or otherwise prohibiting consummation of the transactions contemplated hereby, or to permit any applicable waiting period to expire or terminate; or

(c)	by either JCI or IMSA in the event any US or Mexico Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or Order, or refused to grant any required consent or approval, that has the effect of making the consummation of the transactions contemplated hereby illegal or that otherwise prohibits the consummation of such transactions.

provided, however, that if a Party seeking termination pursuant to Section 11.1(b) is in breach in any material respect of any of its representations, warranties, covenants or agreements contained in this Agreement and such breach is the cause of the delay in the Closing, then that Party may not terminate this Agreement pursuant to Section 11.1(b).

11.2.	Termination for Breach.

(a)	Termination by JCI. If (i) there has been a material violation or breach by IMSA of any of the representations, warranties, covenants, agreements or other provisions of this Agreement that has not been waived in writing by JCI, (ii) an event has occurred (other than a breach of this Agreement by JCI) such that a condition to the obligations of JCI cannot be satisfied or (iii) IMSA shall have attempted to terminate this Agreement under this Article 11 or otherwise without grounds to do so, then JCI may, upon written notice to IMSA at any time prior to the Closing during the period that such violation, breach, failure or wrongful termination attempt is continuing, terminate this Agreement with the effect set forth in Section 11.2(c).

(b)	Termination by IMSA. If (i) there has been a material violation or breach by JCI of any of the representations, warranties, covenants, agreements or other provisions of this Agreement that has not been waived in writing by IMSA, (ii) an event has occurred (other than a breach of this Agreement by IMSA) such that a condition to the obligations of IMSA cannot be satisfied or (iii) JCI shall have attempted to terminate this Agreement under this Article 11 or otherwise without grounds to do so, then IMSA may, upon written notice to JCI at any time prior to the Closing during the period that such violation, breach, failure or wrongful termination attempt is continuing, terminate this Agreement with the effect set forth in Section 11.2(c).

(c)	Effect of Termination. Termination of this Agreement pursuant to this Article 11 shall not in any way terminate, limit or restrict the rights and remedies of the terminating Party against the other Party.

12	RESOLUTION OF DISPUTES

12.1.	Enforcement. This Article 12 shall be construed and enforced in accordance with the Rules of Arbitration of the International Chamber of Commerce (“ICC”), notwithstanding any other choice of law provision contained in this Agreement.

12.2.	Arbitration. If there is any dispute or disagreement between the Parties as to the interpretation of any provision of, or the performance of obligations under, this Agreement (a “Dispute”), then the Dispute shall be submitted by either Party to arbitration by filing a request for arbitration with the ICC, and delivering a copy of such request for arbitration to the other. The place for arbitration shall be New York, New York.

12.3.	Necessary Parties. No Party shall be required to submit to arbitration hereunder unless all persons or entities who are not Parties, but who are necessary parties to a complete resolution of the controversy, submit to the arbitration process on the same terms as the Parties. For purposes of this Section 12.3 only, the Joint Venture Companies shall be included within the definition of Parties.

12.4.	Exclusivity; Significant Claims. Except as otherwise expressly set forth in a written agreement between JCI and IMSA, this Article 12 sets forth the exclusive method of resolving any Dispute; provided, however, that this Article 12 shall not apply with respect to any Dispute where a reasonable, good faith estimate of the amount in controversy, excluding attorneys’ fees and expenses and punitive damages, exceeds Fifty Million U.S. Dollars ($50,000,000).

13. MISCELLANEOUS

13.1.	Disclosure Schedule. IMSA has prepared the Disclosure Schedules and delivered it to JCI on the date hereof. The Disclosure Schedule shall not vary, change or alter the language of the representations and warranties contained in this Agreement, and to the extent the language in the Disclosure Schedule does not conform in every respect to the language of such representations and warranties, such language shall be disregarded and be of no force or effect.

13.2.	Publicity. Each Party agrees that, from the date hereof through the Closing Date, no public release or announcement relating to the transactions contemplated hereby shall be issued or made by any Party without the prior consent of the other Party (which consent shall not be unreasonably withheld), except as such release or announcement may, in the judgment of the releasing Party, be required by Law or Order or the rules or regulations of any U.S. or Mexican securities exchange, in which case the Party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, the Parties shall cooperate to prepare a joint press release to be issued on the date hereof and on the Closing Date. Each Party agrees to keep the terms of this Agreement confidential, except to the extent required by applicable Law or Order or for financial reporting purposes and except that the Parties may disclose such terms to their respective accountants and other representatives as necessary in connection with the ordinary conduct of their respective businesses.

13.3.	Parties in Interest. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective heirs, personal representatives, permitted successors and permitted assigns.

13.4.	Law Governing Agreement; Consent to Jurisdiction. This Agreement shall be construed and interpreted according to the laws of the State of New York, excluding any choice of law rules that may direct the application of the laws of another jurisdiction. Subject to the provisions of Article 12, each Party stipulates that any Dispute shall be commenced and prosecuted in its entirety in, and consents to the exclusive jurisdiction and proper venue of State or Federal courts in the State of New York, and each Party consents to personal and subject matter jurisdiction and venue in such courts and waives and relinquishes all right to attack the suitability or convenience of such venue or forum by reason of their present or future domiciles, or by any other reason. The Parties acknowledge that all directions issued by the forum court, including all injunctions and other decrees, will be binding and enforceable in all jurisdictions and countries. Each Party waives any right to trial by jury with respect to any Dispute.

13.5.	Waiver. No waiver by any Party of any of the provisions hereof shall be effective unless expressly set forth in writing and executed by the Party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including any investigation by or on behalf of either Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants or agreements contained herein and in any documents delivered or to be delivered pursuant hereto and in connection with the Closing hereunder. The waiver by either Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

13.6.	Notice. All notices, requests, demands and other communications under this Agreement shall be given in writing and shall be personally delivered; sent by facsimile transmission; or hand delivered to the Parties at their respective addresses indicated in this Section 13.6; by private overnight mail courier service, as follows:

If to IMSA, to:

Ave. Batallon de San Patricio No. 111, 26th Floor

San Pedro Garza Garcia, Nuevo Leon

Mexico, 66269

Attention: General Counsel

Facsimile: 011-52-818-153-8451

If to JCI, to:

Johnson Controls Battery Group, Inc.

5757 North Green Bay Ave.

Glendale, Wisconsin 53201

Attention: General Counsel

Facsimile: 414-524-2025

or to such other person or address as any Party shall have specified by notice in writing to the other Parties. If personally delivered, such communication shall be deemed delivered upon actual receipt; if sent by facsimile transmission, such communication shall be deemed delivered the day of the transmission, or if the transmission is not made on a business day, the first business day after transmission (and sender shall bear the burden of proof of delivery); if sent by overnight courier, such communication shall be deemed delivered upon receipt.

13.7.	Expenses. Each Party shall bear its own expenses and the expenses of its counsel and other agents in connection with the transactions contemplated hereby.

13.8.	Equitable Relief. The Parties agree that, notwithstanding Article 12 above, (a) any breach of the obligation to consummate the transactions contemplated hereby on the Closing Date or any breach by either of them of the provisions hereof will result in irreparable injury to the other for which a remedy at law would be inadequate, and (b) in addition to any relief at law that may be available to the injured Party for such breach and regardless of any other provision contained in this Agreement, the injured Party shall be entitled to injunctive and other equitable relief as a court may grant, without the need to post a bond. This Section 13.8 shall not be construed to limit the injured Party’s right to obtain equitable relief for other breaches of this Agreement under general equitable standards.

13.9.	IMSA’s Knowledge. The term “to the Knowledge of IMSA” shall mean matters that are within the actual knowledge of any employee, director or officer of IMSA listed on Schedule 13.9 and are not known to any of employee, director or officer of JCI listed on Schedule 13.10.

13.10	JCI’s Knowledge. The term “to the Knowledge of JCI” shall mean matters that are within the actual knowledge of any employee, director or officer of JCI listed on Schedule 13.10.

13.11	Entire Agreement. This Agreement (including the exhibits and schedules attached hereto) supersedes all prior agreements among the Parties with respect to its subject matter and constitutes (together with the other documents and instruments to be executed and delivered pursuant hereto) a complete and exclusive statement of the terms of the agreement among the Parties with respect to its subject matter. There have been and are no agreements, representations or warranties among the Parties other than those set forth or provided for in this Agreement.

13.12	Counterparts. This Agreement may be executed by facsimile signature pages and in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, provided, however, that the originals of the signature pages shall be delivered by courier to the other Party within five (5) business days.

13.13	Definitions. For purposes of this Agreement, the term:

(a)	“ABC” has the meaning set forth in Background Section B.

(b)	“ABC Loan” has the meaning set forth in Section 6.8.

(c)	“Affiliate” has the meaning ascribed to such term in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, by the Securities and Exchange Commission, as in effect on the date hereof.

(d)	“Business” has the meaning set forth in the first page of this Agreement.

(e)	“Cash” means the sum of (i) cash, (ii) cash equivalents, (iii) short-term cash investments, (iv) pre-payments made to significant suppliers such as JCI and Peñoles out of the ordinary course of business or in amounts beyond the normal volumes of the purchased goods, and (v) all capital expenditures made by the Joint Venture Companies in connection with Powerframe™; adjusted for any distributions made by the Joint Venture Companies to the Parties between the date of the Purchase Price Schedule and the Closing.

(f)	“CFC” has the meaning set forth in Section 5.1.

(g)	“Claim” means and includes (i) all Liabilities; (ii) all losses, damages, judgments, awards, penalties and settlements; (iii) all demands, claims, suits, actions, causes of action, proceedings and assessments, whether or not ultimately determined to be valid; and (iv) all costs and expenses (including prejudgment interest in any litigated or arbitrated matter and other interest), court costs and fees and expenses of attorneys, consultants and expert witnesses of investigating, defending or asserting any of the foregoing or of enforcing this Agreement.

(h)	“Closing” and “Closing Date” have the respective meanings set forth in Section 10.1.

(i)	“Competitor” means any person or entity that now or hereafter engages in or attempts to engage in any aspect of the Business.

(j)	“Credit Agreement” has the meaning set forth in Section 6.6.

(k)	“Debt” means the indebtedness of each of the Joint Venture Companies to JCI, IMSA, banks and other financial institutions other than trade payables.

(l)	“Disclosure Schedule” has the meaning set forth in Section 3.5.

(m)	“Dispute” has the meaning set forth in Section 12.2.

(n)	“Enertec Mexico” has the meaning set forth in Section 6.6.

(o)	“Enertec Services Agreement” has the meaning set forth in Section 6.9.

(p)	“Equan” has the meaning set forth in Background Section D.

(q)	“Extraordinary Investments” means any amount paid by any Joint Venture Company for acquisition of intangible rights, intellectual property or technology during the six month period prior to the Closing Date.

(r)	“GES Battery” has the meaning set forth in Background Section B.

(s)	“GES Mexico” has the meaning set forth in Background Section B.

(t)	“Governmental Entities” means any court, arbitrator, department, commission, board, bureau, agency, authority, instrumentality or other body, whether federal, state, municipal, county, local, or other whether in the United States, Mexico, Brazil, Argentina and Venezuela.

(u)	“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended

(v)	“ICC” has the meaning set forth in Section 12.1.

(w)	“IMSA Indemnified Parties” has the meaning set forth in Section 9.2.

(x)	“IMSA PPNs” has the meaning set forth in Section 6.7.

(y)	“Indemnifying Party” has the meaning set forth in Section 9.4.

(z)	“Indemnification Claim” has the meaning set forth in Section 9.4.

(aa)	“Indemnified Party” and “Indemnifying Party” have the respective meanings set forth in Article 9.

(bb)	“JCI Indemnified Parties” has the meaning set forth in Section 9.1.

(cc)	“Joint Venture Agreements” means the Master Joint Venture Agreement dated September 24, 1998 entered into by the Parties.

(dd)	“Joint Venture Company” and “Joint Venture Companies” has the meaning set forth in Background Section B.

(ee)	“Laws or Orders” means any applicable statute, law, ordinance, rule or regulation.

(ff)	“Liability” or “Liabilities” means any direct or indirect indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, fixed or unfixed, known or unknown, asserted or unasserted, liquidated or unliquidated, secured or unsecured.

(gg)	“LLC Interests” has the meaning set forth in Section 1.1.

(hh)	“Proportionate Cash” means (a) 51% of the Cash of GES Mexico; plus (b) 50% of the Cash of GES Battery; plus (c) 50% of the Cash of ABC; plus (d) 100% of Extraordinary Investments.

(ii)	“Proportionate Debt” means (a) 51% of the Debt of GES Mexico; plus (b) 50% of the Debt of GES Battery; plus (c) 50% of the Debt of ABC.

(jj)	“Purchase Price” has the meaning set forth in Section 2.1.

(kk)	“Purchase Price Schedule” has the meaning set forth in Section 2.2.

(ll)	“Tamyr Litigation” has the meaning set forth in Section 9.1.

IN WITNESS WHEREOF, the undersigned have caused their duly authorized officers to execute and deliver this Agreement as of the day and year first written above.

JOHNSON CONTROLS, INC.

By:
Name:
Title:

GRUPO IMSA, S.A. DE C.V.

By:
Name:
Title: